Exhibit 2.1

Weil, Gotshal & Manges (London) LLP 110 Fetter Lane London EC4A 1AY +44 20 7903 1000 main tel +44 20 7903 0990 main fax weil.com

EXECUTION VERSION

STRICTLY CONFIDENTIAL

April 7, 2022

SALE AND PURCHASE AGREEMENT

relating to the sale of all of the Units in

BEIT HOLDINGS, LLC

between

CAYMAN NIH VI BEIT HOLDINGS, L.P.

as Seller

and

LITTELFUSE, INC.

as Buyer

TABLE OF CONTENTS

1	SALE AND PURCHASE	1
2	CONSIDERATION AND LEAKAGE	1
3	CONDITIONS AND TERMINATION	2
4	PRE-COMPLETION UNDERTAKINGS	5
5	COMPLETION	8
6	POST-COMPLETION UNDERTAKINGS	10
7	WARRANTIES	13
8	LIMITATIONS ON LIABILITY	15
9	CONFIDENTIALITY AND ANNOUNCEMENTS	17
10	ASSIGNMENT	17
11	ENTIRE AGREEMENT	18
12	NO RECOURSE AGAINST SELLER RELATED PERSONS	18
13	GENERAL	19
SCHEDULE 1 THE SELLER		25
SCHEDULE 2 DETAILS OF THE COMPANY AND THE SUBSIDIARIES
SCHEDULE 3 RESTRICTED MATTERS		26
SCHEDULE 4 PERMITTED LEAKAGE		29
SCHEDULE 5 DEFINITIONS AND INTERPRETATION		30
SCHEDULE 6 EMPLOYEE NON-SOLICIT
SCHEDULE 7 INDEMNIFIED MATTERS
SCHEDULE 8 RELATED PARTY AGREEMENTS

Agreed form documents

1.	Announcement
2.	EV to Equity Bridge
3.	Locked Box Accounts
4.	Resignation letters for the Resigning Director
5.	Discharge of liability for the Resigning Director

i

THIS AGREEMENT (the “Agreement”) is made on 7 April 2022 between the following parties

(1)
CAYMAN NIH VI BEIT HOLDINGS, L.P., an exempted limited liability partnership formed in the Cayman Islands (registered number 90067), whose registered office is at PO Box 309, Ugland House, South Church Street, George Town, KY1-1104 Grand Cayman, Cayman Islands, acting by its general partner, Cayman NIH VI Beit Holdings Management, Ltd, a company limited by shares whose registered office is at PO Box 309, Ugland House, South Church Street, George Town, KY1-1104 Grand Cayman, Cayman Islands (the “Seller”); and

(2)	LITTELFUSE, INC., a corporation incorporated in Delaware, whose registered office is at 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801, United States of America (the “Buyer”).

WHEREAS

(A)
The Seller is the owner of the legal and beneficial title to the Units set out opposite its name in Schedule 1 (The Seller), and is entitled to transfer those Units free and clear of any Encumbrances to the Buyer on the terms and subject to the conditions of this Agreement.

(B)	The Seller has agreed to sell and the Buyer has agreed to buy the Units for the Consideration and on the other terms and subject to the conditions of this Agreement.

IT IS AGREED as follows

1	SALE AND PURCHASE

On the terms of this Agreement and subject to the Conditions, the Seller shall sell the Units with full title guarantee and free from all Encumbrances, and the Buyer shall purchase the Units with all rights attaching to them as at Completion.

2	CONSIDERATION AND LEAKAGE

Consideration

2.1	The consideration payable by the Buyer to the Seller for the Units is an amount in cash equal to:

(a)	USD 349,582,600; plus

(b)	an amount equal to USD 68,650 per calendar day for the period from (and including) the Locked Box Date up to (but excluding) the Completion Date; less

(c)	an amount equal to the aggregate of (i) Notified Leakage (if any) and (ii) the amount deducted from the Consideration pursuant to Clause 6.3 (if any),

(the “Consideration”).

Consideration settlement

2.2	The Consideration shall be paid in full on Completion by the transfer by of immediately available funds in the amount of the Consideration in cash to the Seller’s Account.

Leakage

2.3
Subject to Clauses 2.4 (Consideration and Leakage) and 8.1 (Limitations on Liability), on and with effect from Completion, if there is or has been any Leakage (without duplication of amounts that have (i) already been accounted for in the determination of the Consideration pursuant to Clause 2.1 (Consideration and Leakage) or (ii) subsequently been repaid or reimbursed in cash to the relevant Group Member by the Seller or a Connected Person of the Seller or a Limited Partner, in each case before the occurrence of a Leakage Claim in respect of such amount), the Seller undertakes to pay to the Buyer immediately, and in immediately available funds in U.S. Dollars, an amount equal to such Leakage.

2.4
For the avoidance of doubt, for the purposes of Clause 2.3 (Consideration and Leakage) any Tax treated as Leakage pursuant to paragraph (m) of the definition of Leakage shall be deemed to be made to, and received by or for the benefit of, the Seller or a Connected Person of the Seller or a Limited Partner if it is paid, incurred or suffered by the Company or another Group Member (or required to be accounted for by the Company or another Group Member) in respect of, by reference to or in consequence of any Leakage paid to, for the benefit of or on behalf of that Seller or any Connected Person of that Seller or a Limited Partner.

2.5	The Seller shall not be liable for any Leakage Claim unless the Leakage Claim has been notified to the Seller in writing, on or before the date which is six months after Completion.

2.6
Any notice given pursuant to Clause 2.5 shall specify in reasonable detail the legal and factual basis of the Leakage Claim and the Buyer’s good faith estimate of the amount of Leakage to which such Leakage Claim relates.

2.7
The Seller shall procure that any person to which any or all of the Consideration is distributed, directly or indirectly, shall take such distribution subject to the Seller’s obligations to pay to the Buyer any Leakage pursuant to Clause 2.3 (Consideration and Leakage) and be obligated to return such distribution if necessary to permit Seller to comply with its obligations under Clause 2.3 (Consideration and Leakage).

3	CONDITIONS AND TERMINATION

Conditions

3.1	Completion of the sale and purchase of the Units is subject to and conditional on the following Conditions being fulfilled:

(a)	C&K Holdings Inc. having obtained either:

(i)
a foreign investment authorisation (conditional or unconditional) from the French Minister of Economy regarding the acquisition by Tres Intermediate Holding, LLC of the entire share capital and voting rights of C&K Holdings Inc. from CoActive Holdings, LLC in 2017, in accordance with the provisions of articles L. 151-3 and R. 151-1 et seq. of the French Monetary and Financial Code; or

(ii)
a decision from the French Minister of Economy indicating that the acquisition referred to in this Clause 3.1(a)(i) did not fall within the scope of the provisions of article L. 151-3 of the French Monetary and Financial Code,

(the “Seller Condition”);

(b)
expiration or termination of any applicable waiting periods prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the “HSR Act”), and any extensions thereof (the “Regulatory Condition”);

(c)
the German Federal Cartel Office (“FCO”): (i) having confirmed in writing to the Buyer that the Transaction does not fall within the scope of the German Act against Restraints of Competition (“ARC”); or (ii) having notified the Buyer within one month of receipt of the complete notification that the Transaction does not fulfil the conditions of a prohibition under section 36(1) ARC; or (iii) not having informed the Buyer within the one-month period set out in section 40(1) of ARC from receipt of the complete notification that it has initiated second phase proceedings; or (iv) after having entered into in-depth investigations pursuant to section 40(1),(2) ARC, having cleared the Transaction by a formal decision (Verfügung); or (v) after having entered into in-depth investigations pursuant to section 40(1),(2) ARC, not having prohibited the Transaction by decision within the time period set out in sections 40(2)(2) and 40(2)(4)-(7) ARC, as the case may be (the “German Antitrust Condition”);

(d)	the German Federal Ministry for Economic Affairs and Climate Action (Bundesministerium für Wirtschaft und Klimaschutz (“BMWK”)) having:

(i)
formally issued a certificate of non-objection (“Clearing Certificate”) to the Buyer pursuant to Section 58 para. 1 sentence 1 German Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung (“AWV”));

(ii)
not initiated a formal investigation pursuant to Sections 55 AWV, 55a AWV or 60 AWV in relation to Transaction within two (2) months of receipt of the Buyer’s due application for a Clearing Certificate (Section 58 para. 2 AWV) or the Buyer’s report (Sections 58a para. 2 AWV or 61 AWV);

(iii)
not initiated or notified the Buyer of the initiation of a formal investigation pursuant to Section 55 AWV or Section 60 AWV in relation to the Transaction within two (2) months of obtaining knowledge of this Agreement (Sections 55 para. 3 AWV or 60 para. 4 AWV, both in conjunction with Section 14a para. 1 no. 1 German Foreign Trade Act (Außenwirtschaftsgesetz (“AWG”)); or

(iv)
in the event of a proceeding or formal investigation pursuant to Sections 55 AWV, 55a AWV or 60 AWV, either (x) cleared the Transaction pursuant to Section 58a para. 1 AWV or Section 61 AWV or (y) failed to prohibit the Transaction within a period of four (4) months of submission of the complete documentation of the acquisition as specified in Sections 14a para. 1 no. 2 (in conjunction with paras. 6 and 7), 15 para. 3 AWG (58a para. 2 AWV; 59 para. 1 AWV or 62 para. 1 AWV),

(the “German FDI Condition”);

Any extension or suspension of any procedural time period by the BMWK referred to above shall extend the relevant time period accordingly;

(e)	the Buyer having obtained either:

(i)
a prior foreign investment authorization (conditional or unconditional) from the French Minister of Economy regarding the Transaction, in accordance with the provisions of articles L. 151-3 and R. 151-1 et seq. of the French Monetary and Financial Code; or

(ii)	a decision from the French Minister of Economy indicating that the Transaction does not fall within the scope of the provisions of article L. 151-3 of the French Monetary and Financial Code,

(the “French FDI Condition”, and together with the Regulatory Condition, the German Antitrust Condition and the German FDI Condition, the “Buyer Conditions”).

The Buyer’s obligation to effectuate the Completion of the sale and purchase of the Units is subject to and conditional on the following additional Condition being fulfilled:  the Seller having delivered (or having caused to be delivered) to the Buyer copies of the properly completed and duly executed W-8BEN-E Forms referred to in Clause 4.8(c).

Responsibility and conduct

3.2
The Buyer shall use all reasonable endeavours to procure that the Buyer Conditions are fulfilled by the Buyer (and the Buyer shall pay the cost of any filing fees incurred in connection therewith). The Seller shall use all reasonable endeavours to procure that the Seller Condition is fulfilled by the Seller (and the Seller shall pay the cost of any filing fees incurred in connection therewith). Each of the Buyer and Seller shall, respectively, use all reasonable endeavours to procure the same as soon as practicable after the date of this Agreement and in any event before 11:59 p.m. on the Long Stop Date, including by:

(a)
to the extent not already made, making all filings in connection with the satisfaction of the Conditions (as applicable), in consultation with the other party, as soon as practicable after the date of this Agreement;

(b)	promptly supplying all information required by any Governmental Entity or under applicable Laws; and

(c)	promptly notifying the other party, and providing copies, of any communications from any Governmental Entity relating to the Conditions (as applicable).

3.3
For the avoidance of doubt, with respect to the Buyer’s obligation to use all reasonable endeavours to procure that the French FDI Condition and the German FDI Condition are fulfilled by the Buyer and the Seller’s obligation to use all reasonable endeavours to procure that the Seller Condition is fulfilled by the Seller, such reasonable endeavour obligations shall include accepting or agreeing to reasonable commitment(s) or undertaking(s) required for the satisfaction of such Conditions by Buyer or Seller (as applicable) which may include licences, hold separate or trust agreements or the imposition of other conditions or restrictions with respect to the assets or operations of the Group and/or the Buyer and/or any of its Affiliates as required by any Governmental Entity for it to grant its consent or approval to the change in shareholding of the Company; it being understood that the foregoing shall not impose any more onerous obligation on the Buyer or the Seller than the requirement to use all reasonable endeavours to satisfy the French FDI Condition, the German FDI Condition and the Seller Condition, as applicable.

3.4
Without prejudice to the Buyer’s obligations in Clause 3.2 (Conditions and Termination), the Buyer shall not, and shall procure that each of its Affiliates shall not acquire or agree to acquire one or more companies, businesses or assets, or enter into any joint venture, consortium, merger, other business combination or other transaction or arrangement (whether similar to any of the foregoing or otherwise), in each case which could reasonably be expected to delay, prejudice or prevent satisfaction of the Conditions by the Long Stop Date.

3.5
To the extent reasonably requested by the Buyer, the Seller shall use its reasonable endeavours to ensure that all information necessary for making any notifications, filings and other communications in respect of the Buyer Conditions (or responding to any request for further information consequent upon such notifications, filings and communications) is supplied promptly to the Buyer who shall be responsible for preparing such notifications and filings, other than Seller’s notification and report form under the HSR Act, dealing with such notifications and filings, ensuring that they are made accurately and promptly and dealing with all appropriate governmental and regulatory authorities.

3.6	The Seller and the Buyer (as applicable) shall provide each other (or their advisors) with:

(a)
draft copies of all further notifications, filings and other communications to be sent to any governmental or regulatory authority in relation to the Seller Condition or the Buyer Conditions at such time as will allow the other party a reasonable opportunity to provide comments (any such reasonable comments to be taken into account before the relevant notification, filing or communication is sent to the relevant Governmental Entity or regulatory authority); and

(b)
copies of all such notifications, filings and other communications in the form submitted or sent and copies of all communications received from any governmental or regulatory authority in relation to the Seller Condition or the Buyer Conditions, provided however that: (A) the Seller and the Buyer shall not be required under paragraph (a) or (b) above to provide the other party with copies of any element of such notifications, filings and other communications which contains information of a commercially sensitive nature without first redacting that element, or providing it only to their external legal counsel on the basis that it will not be shown or otherwise communicated to their client; and (B) the Buyer acknowledges that the Seller has already taken steps prior to the date of this Agreement to satisfy the Seller Condition, including, without limitation, making notifications and/or filings, and/or communication with the French Minister of Economy; and

(c)	access to each other’s advisors appointed in connection with all matters relating to the satisfaction of the Seller Condition or the Buyer Conditions;

(d)	sufficient advance notice of any meetings with any Governmental Entity or regulatory authority in connection with the Seller Condition or the Buyer Conditions; and

(e)
where permitted by the relevant Governmental Entity or regulatory authority, the opportunity to have persons nominated by the Seller attend all meetings with any governmental or regulatory authority in connection with the Seller Condition the Buyer Conditions and, where appropriate, to make oral submissions at such meetings provided however that the Seller and the Buyer shall not be required to permit persons nominated by the other party to attend any part of such meetings during which information of a commercially sensitive nature is likely to be disclosed.

3.7	The parties shall notify each other in writing promptly after each Condition which it is required to satisfy:

(a)	has been fulfilled; or

(b)	ceases to be capable of being fulfilled on or before 5 p.m. London time on the Long Stop Date or the relevant party has reasonable grounds to believe this to be the case.

Contravention of Applicable Laws

3.8
Notwithstanding anything contained in this Agreement, no party nor any of its Connected Persons shall be obligated to take any action or comply with any obligation (including with respect to effectuating the Completion) which would contravene applicable Laws.

Termination

3.9
If any Condition has not been fulfilled (and/or waived by both parties in writing) on or before 5 p.m. London time on the Long Stop Date then this Agreement (other than the Surviving Provisions) shall automatically terminate in full at such time, unless otherwise agreed in writing by the parties. Any claims arising from a breach of this Agreement (including any breach which gave rise to the right to terminate this Agreement) shall survive any such termination.

4	PRE-COMPLETION UNDERTAKINGS

Conduct of business

4.1	During the period from the date of this Agreement to the Completion Date (both dates inclusive), the Seller undertakes:

(a)	not to transfer any interest in, or grant or incur an Encumbrance on, any of the Units;

(b)	to procure that each Group Member operates in the ordinary course of business; and

(c)	subject to Clause 4.2 (Pre-Completion Undertakings), to procure that each Group Member does not undertake any Restricted Matter,

in each case unless the Buyer has given its prior written consent (in the case of Clause 4.1(b) or 4.1(c) (Pre-Completion Undertakings) and other than with respect to the Restricted Matters set forth in paragraphs 2 and 3 of Schedule 3 (Restricted Matters), such consent not to be unreasonably withheld, conditioned or delayed).

4.2
Notwithstanding anything to the contrary in this Agreement, neither the Seller, any member of the Seller’s Group nor any Group Member or any of their respective officers, directors or employees shall: (i) be prevented from undertaking or agreeing to effect; (ii) be required to obtain the prior consent of the Buyer in relation to; or (iii) incur any liability as a result of undertaking or agreeing to effect, any of the following on or before Completion:

(a)
any action (or omission to act) which is required by law, court order, regulation or published (or otherwise publicly announced) rules from any Governmental Entity which is applicable to the relevant Group Member;

(b)
any action where failing to take such action would be in violation of applicable laws (including any competition/antitrust laws and/or foreign investment laws) or the provisions of any existing contract to which the Company or any Group Member is a party;

(c)	the implementation of any transaction or the taking of any action required or expressly contemplated by any Transaction Document;

(d)
the completion or performance of any obligations expressly required pursuant to the terms of any contract or arrangement which is Disclosed in the Data Room, in each case in the ordinary course of the performance of such contract, provided that this clause (d) shall not affect or eliminate the requirement to obtain any consent otherwise required by clauses 5, 6, 7, 9, 19 or 23 of Schedule 3;

(e)
any matter, action or step undertaken by any member of the Seller’s Group or any Group Member in good faith in response to the Covid-19 pandemic that is commercially reasonable under the circumstances and consistent with industry practices in response to such situation;

(f)	the incurrence or making of any Permitted Leakage; or

(g)
any action to the extent that allowance, provision or reserve has been made in the Accounts, the Locked Box Accounts or the EV to Equity Bridge (which, in each case, shall not include any Leakage items).

Data Room

4.3	The Seller shall:

(a)	make available to the Buyer and/or its legal counsel a downloadable archive of the Data Room on or prior to the date of this Agreement; and

(b)
deliver to the Buyer or its legal counsel at the relevant address stated in Clause 13.12 (or such other address as the Buyer has notified to the Seller in accordance with Clause 13.12) four digital copies of the Data Room within five Business Days of the date of this Agreement, each saved onto a USB stick.

Buyer Access

4.4
During the period from the date of this Agreement to the Completion Date (both dates inclusive), the Seller undertakes to procure that, the Buyer, its Affiliates and each of their respective duly authorised agents (including the Buyer’s and its Affiliates’ respective accountants and other professional advisors), are afforded such reasonable access (upon reasonable notice, during normal business hours and subject to appropriate confidentiality undertakings) to the personnel, premises, books, accounts, working papers and records and other financial information of each Group Member, for any reasonable business purpose, including to facilitate post-Completion operations or integration, and with respect to information technology and cybersecurity (including to conduct, at Buyer’s expense, such scans and security testing of the Group Members’ systems).

4.5
If the exercise by the Buyer of any of its rights pursuant to Clauses 4.1 through 4.4 is contrary to any applicable Laws, the parties shall (a) comply with applicable Laws  and (b) consult in good faith and use reasonable endeavours to find a way of enabling the Buyer to exercise such rights to the greatest extent possible without breaching the relevant provisions of such applicable Law.

Third-Party Proposals

4.6
The Seller shall not, and shall cause its Affiliates and its Affiliates’ respective officers, directors, employees, representatives or agents, including any investment banker, attorney or accountant engaged by any of them (collectively, “Seller Representatives”) to refrain from taking any action to, directly or indirectly, solicit, entertain, accept, knowingly encourage or knowingly facilitate inquiries or proposals for, or enter into any agreement with respect to, or initiate or conduct any negotiations or discussions with any person concerning, the purchase of all or a significant portion of the assets of the Group or of any equity interests in the Group or any merger, recapitalization, reorganization, amalgamation or business combination involving the Group (each, an “Acquisition Proposal”), or furnish any non-public information to any person contacting them or making an inquiry with respect to a potential Acquisition Proposal. The Seller shall and shall cause Seller Representatives to promptly cease and cause to be terminated all discussions and negotiations, if any, which have taken place prior to the date hereof with respect to any Acquisition Proposal.

Termination of Related Party Agreements

4.7
All Related Party Agreements are hereby terminated with effect from Completion and the Seller shall procure such termination of such Related Party Agreements. The Seller shall take reasonable steps to procure that any such settlement or termination shall be structured in such a manner so as not to result in any Tax cost to any Group Member. Group Members and/or the Seller and/or its Affiliates or beneficial owners shall, with effect from Completion be unconditionally released and irrevocably discharged from: (a) any and all further obligations to perform or any further performance of the various covenants, undertakings, warranties and all other obligations contained in such Related Party Agreement; and (b) any and all claims and liabilities whatsoever arising out of, in any way connected with, as a result of or in respect of such Related Party Agreement.

Company Filings

4.8	The Seller shall procure that the Company or the Group Members (as applicable):

(a)
use all reasonable endeavours to submit filings to the IRS of the relevant IRS Form 1042 and IRS Form 1042-S in respect of interest paid by (i) C&K Holdings Inc. to C&K Components SAS and C&K France Holdings SAS and (ii) Tres Holding, LLC. to Tikehau Direct Lending III JE, Tikehau Direct Lending IV JE and Prima EU Credit Fund JE, from 2017 to 2021 and shall provide to the Buyer evidence of such filings prior to Completion;

(b)
submit written notice as required under the EIS Loans to Weber-Elbe Sparkasse (the lender under the EIS Loans) with the intention that no termination rights arise pursuant to which Weber-Elbe Sparkasse shall become entitled to terminate the EIS Loans in connection with Completion; and

(c)	as soon as practicable, provide to the Buyer copies of properly completed and duly executed W-8BEN-E Forms,

in each case, prior to Completion.

4.9
Prior to the Completion, the Seller shall and shall cause its applicable Affiliates to use reasonable endeavours to cooperate with and assist the Buyer with a view to permitting the Subject Indebtedness to remain outstanding following the Completion without any default or event of default under such Subject Indebtedness and without triggering any other rights of the lenders thereunder or obligations of the obligors thereunder.

5	COMPLETION

5.1
No later than 5:00 p.m. on the fifth Business Day after satisfaction of (or satisfaction or due waiver of the last of) the Conditions, the Seller shall deliver to the Buyer a schedule setting out the amount of the Consideration due at Completion, including a breakdown of the amount of: (i) accrual under Clause 2.1(b) (Consideration and Leakage); and (ii) the aggregate amount of Leakage that has occurred and will occur prior to Completion (“Notified Leakage”), together with the amount of all Third Party Indebtedness and Shareholder Indebtedness payable under Clause 5.3(a)(ii). The Consideration amount set out in the schedule delivered under this Clause shall be the amount payable at Completion by the Buyer for the purpose of Clauses 5.2, 5.3 and 2.2, save in the case of manifest error or to the extent the Buyer has (not less than 3 Business Days prior to Completion) identified to the Seller amounts that it believes in good faith to constitute Leakage that were not included in Notified Leakage and the Seller has either accepted them or not objected to such amounts as constituting Leakage.

5.2
Completion will take place virtually on the date being ten Business Days after the date on which the last of the Conditions is satisfied (or duly waived), or at such other location or date as the Seller and the Buyer may agree in writing.

5.3	At Completion:

(a)	the Buyer shall:

(i)	pay the Consideration in cash and in full in accordance with Clause 2.2 (Consideration and Leakage); and

(ii)
pay, or procure the payment by or on behalf of the relevant Group Members, of the Third Party Indebtedness and the Shareholder Indebtedness by wire transfer of immediately available funds to the account specified in the related payoff letter and/or security release documents;

(b)	the Seller shall and shall cause its applicable Affiliates to:

(i)
deliver (or cause to be delivered) to the Buyer: (A) executed payoff letters and, subject to the compliance by the Buyer with its obligations in Clause 5.3(a)(ii), security release documents in form reasonably satisfactory to the Buyer in respect of the Third Party Indebtedness and the Shareholder Indebtedness (and Seller shall have delivered final drafts of all such documents at least three (3) Business Days prior to the Completion); and (B) evidence in a form reasonably satisfactory to the Buyer of the payment in full of the transaction expenses incurred by (i) Seller to the extent borne or to be borne by a Group Member or (ii) the Company, in each case, in connection with the negotiation, execution and consummation of the transactions contemplated by this Agreement;

(ii)
deliver (or cause to be delivered) to the Buyer unit power or other instrument of transfer providing for the transfer of the Units by the Seller to the Buyer in such forms reasonably agreed by the Seller and the Buyer;

(iii)
deliver (or cause to be delivered) to the Buyer an affidavit, dated as of the Completion Date, certifying that the Units are not a “United States real property interest,” in the form and substance required under Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), together with a notice to the U.S. Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); and

(iv)	deliver (or cause to be delivered) to the Buyer a resignation letter in the agreed form duly executed by each Resigning Director.

5.4
If the requirements of Clause 5.3(a) or 5.3(b) (Completion) are not fully complied with at Completion, the Seller (if the Buyer is in default) or the Buyer (if the Seller is in default) may, without prejudice to any other rights or remedies they may have, by notice in writing to the other party:

(a)
defer (on one occasion) Completion to a date before the Long Stop Date and which is not more than ten Business Days after the date on which Completion should have occurred (in which case this Clause 5 (Completion) will apply to that deferred Completion);

(b)	proceed to Completion so far as is practicable; or

(c)
subject to Completion having first been deferred for a period of at least ten Business Days pursuant to Clause 5.4(a) (Completion) above and the parties having used reasonable efforts to effect Completion during such period, terminate this Agreement, whereupon the Surviving Provisions will continue in full force and effect but all other continuing rights and obligations of the parties will cease immediately with effect from termination. Termination of this Agreement does not affect the parties’ accrued rights and obligations as at termination or liability for any prior breach.

5.5
All documents and items delivered at Completion pursuant to Clause 5.3 (Completion) shall be held by the recipient to the order of the person delivering the same until such time as Completion shall have taken place pursuant to this Clause 5 (Completion).

5.6	Simultaneously with:

(a)	delivery of all documents and items required to be delivered at Completion (or waiver of such delivery by the person entitled to receive the relevant document or item); and

(b)	receipt into the Seller’s Account of the Consideration in immediately cleared funds,

the documents and items delivered pursuant to this Clause 5 (Completion) shall cease to be held to the order of the person delivering them and Completion shall have taken place.

5.7
The Buyer undertakes to indemnify the Seller and each member of the Seller’s Group (net of any Relief arising to the Seller or such member of the Seller’s Group in respect of the relevant indemnified loss which results in a reduction of Taxes actually payable or is a refund of Taxes in each case in the taxable year in which the indemnified loss arose) and to keep them indemnified from and against all losses, actual liabilities, payments, damages, fines, penalties, costs, charges or expenses (including, but not limited to, reasonably and properly incurred legal costs and expenses and payments arising out of any claims, demands, proceedings and judgments) suffered or incurred by the Seller or any member of the Seller’s Group in relation to or arising out of any guarantee given by any member of the Seller’s Group in connection with the ordinary course operation of the business of the Group to the extent in respect of obligations of the Group.

5.8
All payments to the Seller’s Account under this Agreement, including the payment of the Consideration under Clause 2.2, shall be made by electronic transfer, and payment of the relevant sum in full by this method shall be a good and valid discharge of the obligation to pay that sum (including the Buyer’s obligation to pay the Consideration) for all purposes under this Agreement.

6	POST-COMPLETION UNDERTAKINGS

Seller Access

6.1
The Buyer undertakes to procure (or, in the case of any working papers of the auditors of any Group Member, to use its reasonable endeavours to procure) that, for a period of seven years after Completion, the Seller, its Affiliates and each of their respective duly authorised agents (including the Seller’s and its Affiliates’ respective accountants and other professional advisors), are afforded such reasonable access (upon reasonable notice, during normal business hours and subject to appropriate confidentiality undertakings) to the books, accounts, working papers and records and other financial information of each Group Member as each of them may reasonably require:

(a)	to enable the relevant person to prepare their statutory or management accounts; or

(b)	for any other Taxation purpose or as required by any applicable law, court of competent jurisdiction, recognised stock exchange or Governmental Entity to whose rules the relevant person is subject.

Resigning Directors

6.2
Following Completion, the Buyer shall ensure that any indemnity and/or immunity provisions contained in the articles of association (or similar constitutional documents) of each Group Member of which a Resigning Director was a director immediately before Completion are not amended, repealed or modified in any manner that would affect adversely the rights of any Resigning Director and that the Resigning Directors retain the benefit of such indemnity and/or immunity provisions to the extent that the same are enforceable.

6.3
With effect from the Completion Date, the Buyer shall ensure that each member of the Group obtains and maintains in force a six-year “run-off” directors’ and officers’ liability insurance policy that is substantially no less advantageous to the Resigning Directors than the directors’ and officers’ liability insurance policies maintained by the Group as at the date of this Agreement; provided that if the cost of such policy exceeds USD 250,000, then the Consideration shall be reduced by the amount of such excess. Upon a written request of a Resigning Director at any time, the Buyer shall provide to the Resigning Director evidence that such insurance policy is in force.

6.4	The Buyer undertakes to the Seller to procure that on Completion each Resigning Director is granted a release in the agreed form duly executed by the Company.

Employee Non-Solicit

6.5
Seller hereby agrees that, for a period of eighteen (18) months from the date hereof, it will not (and will procure that each member of the Seller’s Group does not) directly or indirectly, without obtaining the prior written consent of the Buyer, solicit for employment or employ (whether as an officer, employee or consultant or other independent contractor) any of the employees of the Group listed on Schedule 6; provided, however, that the foregoing will not restrict the hiring of any person (i) who has not been employed by the Group for at least six months; (ii) who responds to generalized searches for directors, officers or employees through bona fide public advertisements on websites or in periodicals of general circulation, through recruiters or by any similar media, so long as such searches are not targeted at any of the employees of the Group. The Seller will be responsible for any failure by any member of the Seller’s Group to comply with this Clause 6.5 as if such failure had been a failure of the Seller.

Waiver

6.6
Effective as of the Completion, the Seller, on behalf of itself and each Connected Person of the Seller (collectively, the “Releasing Parties”), unconditionally and irrevocably and forever releases and discharges each Group Member and any officer, director, employee, equityholder, agent, advisor, successor or assign of any Group Member (collectively, the “Released Parties”) of and from, and unconditionally and irrevocably waives, any and all claims, debts, losses, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of action, obligations, accounts and liabilities of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract, direct or indirect, at law or in equity that any of the Releasing Parties had, has, or may have had at any time until and including Completion against any of the Released Parties (collectively, the “Released Causes of Action”). The Seller, on behalf of itself and each of the other Releasing Parties, covenants that none of the Releasing Parties will (and that the Seller will cause all other persons who may seek to claim as, by, through or in relation to any of the Releasing Parties or any of the matters released by or on behalf of the Releasing Parties in this Clause 6.6 not to) sue any of the Released Parties on the basis of any Released Causes of Action herein released and discharged. The Seller, on behalf of itself and each of the other Releasing Parties, expressly waives all rights afforded by any statute which limits the effect of a release with respect to unknown claims and understands the significance of this release of unknown claims and waiver of statutory protection against a release of unknown claims and acknowledges and agrees that this waiver is an essential and material term of this Agreement. Notwithstanding the foregoing, the foregoing release does not include, nor shall there be, any release or discharge of (i) any obligation or indemnification owed by the Buyer to the Seller pursuant to the terms of this Agreement; (ii) any indemnity and/or immunity provisions, discharge or insurance referenced in Clauses 6.2 or 6.3; or (iii) any Released Causes of Action arising directly or indirectly as a result of fraud.

Indemnification

6.7
From and after the Completion Date, the Seller shall indemnify and hold harmless any of Buyer, any Group Member or their respective officers, directors, managers, employees, partners, members, Affiliates or agents (each, a “Buyer Indemnitee” and together the “Buyer Indemnitees”) from and against any damages, losses, liabilities, obligations, claims of any kind, interest, Taxes, fines, costs, actions, demands or expenses (including, but not limited to, reasonably and properly incurred legal costs and expenses and related payments arising out of any claims, demands, proceedings and judgments) (each, a “Loss”) as a result of or arising out of any of the matters set forth in Part I of Schedule 7.

6.8
From and after the Completion Date, if any event set forth in column 1 of Part II of Schedule 7 occurs, then Seller shall following written notice (attaching the valid written notice referenced in column 1 of Part II of Schedule 7) from the Buyer promptly pay to the Buyer the amount set out next to such matter in column 2 of Part II of Schedule 7.

6.9
The Seller’s obligations under Clauses 6.7 and 6.8 shall terminate (x) with respect to Item 4 of Part I of Schedule 7, five years from due date for filing the applicable tax return (taking into account all valid and utilised extensions of time to file) and (y) with respect to all other matters set forth in Schedule 7, two years after the Completion Date, in each case of clauses (x) and (y) other than in respect of any claim pursuant to Clause 6.7 or 6.8 where a Buyer Indemnitee has provided written notice of such claim in good faith to the Seller on or before such date, in which case the obligation shall survive with respect to such claim until the earliest to occur of the following: (i) such claim is finally adjudicated or settled and all Losses (if any) as a result of or arising out of such claim have been paid in full in accordance with Clause 6.7 or 6.8, as applicable, and (ii) such Buyer Indemnitee fails to actively pursue such claim, the Seller provides written notice to such Buyer Indemnitee and the Buyer, alleging that such Buyer Indemnitee is not actively pursuing such claim, and the Buyer or such Buyer Indemnitee has not actively pursued such claim (including issuing and serving proceedings in respect thereof as soon as reasonably practicable) within 30 days of such notice from the Seller and provided to the Seller written evidence thereof; provided that if such claim is contingent in nature, the Seller shall not be entitled to provide any such notice until such time as such claim ceases to be contingent in nature (the date on which all of Seller’s obligations under Clauses 6.7 and 6.8 have been discharged in full and terminated in accordance with this Clause 6.9, the “Indemnity Expiration Date”).

6.10
Clause 6.7 shall not apply to the extent that the Loss arises or is increased as a result of any voluntary act carried out by the Buyer or any of its Affiliates, or any Group Member in bad faith after Completion save as required by Law.

6.11	The Buyer Indemnitees shall not be entitled to recover damages or obtain any other benefit (whether by payment, withholding, or otherwise) more than once for the same amount of Loss.

6.12
If any Buyer Indemnitee receives notice of the assertion or commencement of any Action made or brought by any person who is not a party to this Agreement (including, for the avoidance of doubt a Tax Authority) (a “Third Party Claim”) against such Buyer Indemnitee with respect to which the Seller is obligated to provide indemnification under Clause 6.7, the Buyer Indemnitee shall give the Seller written notice thereof as soon as reasonably practicable. The failure to give such written notice shall not, however, relieve the Seller of its indemnification obligations, except and only to the extent that the Seller is actually prejudiced by such failure. Such notice by the Buyer Indemnitee shall describe all known material details of the Third Party Claim, including the estimated amount, if known, that may be payable to the Buyer Indemnitees pursuant to Clause 6.7.  The Buyer and the Seller shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

6.13
Without prejudice to the generality of Clause 6.12, the Controlling Party shall control any Action arising from a Third Party Claim (a “Specified Action”) for which Seller may be obligated to indemnify Buyer hereunder; provided that:

(a)	the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Specified Action;

(b)	the Controlling Party shall allow the Non-Controlling Party to consult in good faith at the Non-Controlling Party’s expense on the positions taken in such Specified Action;

(c)	the Controlling Party shall defend such Specified Action diligently and in good faith as if it were the only person affected by such Specified Action;

(d)
the Non-Controlling Party and its representatives shall have the right to participate in such Specified Action, assist in the preparation of any written materials in such Specified Action and attend any meetings or telephone conversations with the applicable Governmental Entity, in each case, at the Non-Controlling Party’s expense; and

(e)
the Controlling Party shall not admit liability with respect to, or settle, compromise or discharge a Specified Action without the written consent of the Non-Controlling Party (which consent shall not be unreasonably withheld, conditioned or delayed).

For purposes of this Clause 6.13, the “Controlling Party” with respect to a Specified Action shall mean Seller unless (1) Buyer is reasonably expected to bear a greater liability as a result of such Specified Action and Buyer provides prompt written notice to Seller of its intent to control such Specified Action and does so assume control of such Specified Action, or (2) the Specified Action (i) seeks non-monetary relief, (ii) involves criminal or quasi-criminal allegations or allegations involving regulatory noncompliance, or (iii) involves an actual or potential conflict of interest, in the good faith judgment of legal counsel of Buyer, that would make it inappropriate for the same counsel to represent the Seller and the Buyer Indemnitees, and in each case only so long as Seller is diligently and in good faith defending the Specified Action.  The “Non-Controlling Party” shall mean whichever of Seller or Buyer is not the Controlling Party.

7	WARRANTIES

Seller’s warranties

7.1	The Seller warrants to the Buyer that:

(a)	the Seller is validly incorporated or organised (as applicable), in existence and duly registered under the laws of its country of incorporation or organisation;

(b)
the Seller has the power and authority required, and has obtained or satisfied all corporate or regulatory approvals or other conditions necessary, to enter into this Agreement and each of the other Transaction Documents to which it is a party and, subject to satisfaction of the Conditions, to perform fully its obligations under this Agreement and the other Transaction Documents to which it is a party in accordance with their respective terms;

(c)
the entry into, and the implementation of the transactions contemplated by, this Agreement and each of the other Transaction Documents by the Seller will not result in a violation or breach of any provision of the memorandum and articles of association or equivalent constitutional documents of the Seller; or a breach of, or give rise to a default under, any contract or other instrument to which the Seller is a party or by which it is bound;

(d)
this Agreement and each of the other Transaction Documents to be entered into by the Seller constitute (or will, when executed, constitute) valid and legally binding obligations of the Seller in accordance with their respective terms;

(e)	in relation to the Seller, no:

(i)
resolution has been passed or order made for the winding up, dissolution, administration or reorganisation of the Seller, and no moratorium has been declared in relation any indebtedness of the Seller, nor any administrator appointed;

(ii)	no composition, compromise, assignment or arrangement has been made with any of its creditors;

(iii)	no liquidator, receiver, administrator, administrator, receiver, compulsory manager or other similar officer has been appointed in respect of the Seller or any of its assets; and

(iv)	no analogous procedure or step to the matters set out in 7.1(e)(i) to (iii) has been taken in any jurisdiction;

(f)	the Seller is the sole and exclusive legal and beneficial owner of the Units as set out in Schedule 1, free and clear of any Encumbrances, and:

(i)
such Units constitute the whole of the equity capital of the Company and neither the Seller nor its Affiliates have any direct or indirect interest in the debt or equity capital of any Group Member other than its interest in such Units and the Shareholder Indebtedness;

(ii)
there are no other agreements, arrangements or instruments representing (or that would entitle any third party to, with or without the delivery of additional consideration) an equity interest in or that derive their value based on the profits of the Company other than the Units;

(iii)	such Units are fully paid or credited as fully paid; and

(iv)
the Seller is entitled to sell and transfer (or procure the sale and transfer of) the full legal and beneficial ownership of such Units to the Buyer free and clear of any Encumbrances on the terms and subject to the conditions of this Agreement.

(g)
the list of Related Party Agreements set forth on Schedule 8 is a true, correct and complete list of all binding agreements, arrangements or understandings between or among any Group Member, on the one hand, and Seller or any of its Affiliates, on the other hand (other than any employment agreement or arrangement entered into in the ordinary course of business with an officer or employee of any Group Member, in their capacity as such).

7.2	The Seller Warranties shall continue in full force and effect notwithstanding Completion.

7.3	Each Seller Warranty shall be separate and independent and, save as expressly provided, shall not be limited by reference to any other Seller Warranty.

Buyer’s warranties

7.4	The Buyer warrants to the Seller as at the date of this Agreement that:

(a)
the Buyer has the power and authority required, and has obtained or satisfied all corporate or regulatory approvals or other conditions necessary, to enter into this Agreement, and each of the other Transaction Documents to which it is a party and, subject to satisfaction of the Conditions, to perform fully its obligations under this Agreement, the Transaction Documents in accordance with their respective terms;

(b)
the entry into, and the implementation of the transactions contemplated by, this Agreement and each of the other Transaction Documents by the Buyer will not result in a violation or breach of any provision of the memorandum and articles of association or equivalent constitutional documents of the Buyer; or a breach of, or give rise to a default under, any material contract or instrument to which the Buyer is a party or by which it is bound;

(c)	it is acquiring the Units solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof;

(d)
the Buyer acknowledges that the Units are not registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Units may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended, or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Buyer is able to bear the economic risk of holding the Units for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment;

(e)	this Agreement and each of the other Transaction Documents to be entered into by the Buyer constitute valid and legally binding obligations of the Buyer in accordance with their respective terms;

(f)	in relation to the Buyer, no:

(i)
resolution has been passed or order made for the winding up, dissolution, administration or reorganisation of the Buyer, and no moratorium has been declared in relation any indebtedness of the Buyer, nor any administrator appointed;

(ii)	composition, compromise, assignment or arrangement has been made with any of its creditors;

(iii)	liquidator, receiver, administrator, administrator, receiver, compulsory manager or other similar officer has been appointed in respect of the Buyer or any of its assets; and

(iv)	analogous procedure or step to the matters set out in 7.4(f)(i) to (iv) has been taken in any jurisdiction; and

(g)
the Buyer will have at Completion cash on hand which is sufficient to enable the Buyer to perform its obligations hereunder, complete the Transaction and the other transactions contemplated by this Agreement and each other Transaction Document, and pay all related fees and expenses, including payment of the Consideration and repayment or refinancing of any indebtedness of the Group due at Completion.

8	LIMITATIONS ON LIABILITY

Maximum liability

8.1	The maximum aggregate liability of the Seller in respect of all and any:

(a)	Leakage Claims shall not exceed an amount equal to the amount of Leakage received or deemed received plus any and all costs of collecting the amount of Leakage from the Seller;

(b)
Seller Claims (other than claims pursuant to Clauses 6.7 or 6.8) shall, other than in cases of fraud, be limited to, and shall in no event exceed, the amount of the Consideration actually received by, or on behalf of, the Seller on Completion; and

(c)
claims pursuant to Clauses 6.7 or 6.8 shall be limited to, and, in relation to each matter listed in column 1 of Schedule 7, shall in no event exceed, the amount set out next to such matter in column 2 of Schedule 7.

Time limitations and notice of claims

8.2
Notwithstanding anything to the contrary in this Agreement, the Seller shall not be liable in respect of any Seller Claim unless written notice of such Seller Claim is given by the Buyer to the Seller on or before the date falling:

(a)	six months after the Completion Date, in the case of a Seller Claim relating to a breach of clause 4.1 (Conduct of business);

(b)	four years after the Completion Date, in the case of a Seller Claim relating to a breach of Clauses 7.1(a) to 7.1(f) (inclusive) (Seller’s warranties); and

(c)
subject to extension in accordance with the provisions of Clause 6.9, two years (or five years from the due date for filing the applicable tax return (taking into account all valid and utilised extensions of time to file) with respect to the applicable matters described in Clause 6.9) after the Completion Date, in the case of all other Seller Claims.

8.3
Any notice given pursuant to Clause 8.2 shall specify in reasonable detail the legal and factual basis of the Seller Claim, the evidence on which the Buyer relies and the Buyer’s good faith estimate of the amount likely to be claimed.

8.4
Where a breach giving rise to a Seller Claim is reasonably capable of remedy within the periods set forth in this Clause 8.4, the Buyer shall not be entitled to commence a proceeding for damages (and shall not be limited with respect to any other manner of claim or proceeding) in respect of such breach if (i) the Seller provides written notice to the Buyer within 5 calendar days after notice of the Seller Claim is given under Clause 8.2 (Limitations on Liability) that it intends to remedy such breach, (ii) Seller thereafter diligently implements (and does not discontinue its efforts to implement) such remedy and (iii) the breach is subsequently remedied to the Buyer’s reasonable satisfaction within 30 calendar days after notice of the Seller Claim is given under Clause 8.2 (Limitations on Liability).

8.5
Other than claims pursuant to Clause 6.7 or 6.8, if notice of any Seller Claim is served by the Buyer under Clause 8.2 (Limitations on Liability) and such Seller Claim has not been satisfied or settled, the Seller shall not be liable in respect of such Seller Claim unless proceedings have been brought against it (by being both issued and served on the Seller) in respect of that Seller Claim within six months of the later of (a) it being notified pursuant to Clause 8.2 (Limitations on Liability); and (b) in the case of a Seller Claim that is contingent in nature, such Seller Claim ceasing to be contingent in nature, unless the Seller Claim has by then been agreed to in writing by the Seller.

Contingent liabilities

8.6	The Seller shall not be liable in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability.

Buyer’s actions

8.7
Other than claims pursuant to Clause 6.7 or 6.8, the Seller shall not be liable in respect of any Seller Claim to the extent that the Seller Claim arises, or is increased, as a result of any matter or thing done, or omitted to be done:

(a)	pursuant to and in compliance with any Transaction Document;

(b)	at the written request of the Buyer; or

(c)	by the Buyer (other than where necessary for the Buyer to comply with applicable Law).

Change in law

8.8
The Seller shall not be liable in respect of a Seller Claim to the extent that the Seller Claim arises, or the value of the Seller Claim is increased (whether directly or indirectly) as a result of a change in any law, legislation, rule or regulation (including any new law, legislation, rule or regulation) that comes into force or otherwise takes effect after (and was not announced before) the date of this Agreement.

No double recovery

8.9
If the same fact, matter, event or circumstance gives rise to more than one Seller Claim or Leakage Claim, the Buyer shall not be entitled to recover more than once in respect of such fact, matter, event or circumstance.

Fraud

8.10
Nothing in this Clause 8 (Limitations on Liability) or in any provision of this Agreement shall exclude or limit the liability of a party if, or to the extent that, such liability arises or is increased or is delayed as a direct result of that party’s own fraud or fraudulent misrepresentation.

No set-off

8.11
The Buyer hereby waives and relinquishes any right of set-off or counterclaim, deduction or retention which the Buyer might otherwise have in respect of any Seller Claim or Leakage Claim or out of any payments which the Buyer may be obliged to make (or procure to be made) to the Seller pursuant to this Agreement or otherwise.

9	CONFIDENTIALITY AND ANNOUNCEMENTS

9.1
Subject to Clause 9.3 (Confidentiality and Announcements), each party and their respective Affiliates shall treat as strictly confidential and shall not disclose (whether by public announcement or otherwise) all or any information received or obtained (i) in the case of the Seller, pursuant to Clause 6.1 (Seller Access), (ii) in the case of the Buyer and prior to the Completion, pursuant to Clause 4.4 (Buyer Access), (iii) as a result of entering into or performing this Agreement or any other Transaction Document which relates to: (a) the subject matter, contents and provisions of this Agreement or any other Transaction Document; (b) the negotiations relating to this Agreement or any other Transaction Document; or (c) the other parties (or their Affiliates), or (iv) in the case of the Seller and following the Completion, from or related to any Group Member ((i) to (iv) together being “Confidential Information”) without the prior written consent of each other party.

9.2
Other than in the circumstances set out in Clause 9.3(c) (Confidentiality and Announcements), the only public announcement about this Agreement or the Transaction or the subject matter of, or any matter referred to in, this Agreement or any other Transaction Document (including any consideration payable) shall be made pursuant to the Announcement.

9.3	Clause 9.1 (Confidentiality and Announcements) does not apply to disclosure of Confidential Information:

(a)	made public by publication of the Announcement;

(b)	to a director, officer or employee of a party or an Affiliate of that party or of a Group Member whose function requires him to have the Confidential Information;

(c)
to the extent that it is required to be disclosed by applicable law, regulation, court order, governmental or regulatory authority (including any agreement or undertaking entered into therewith) or the rules of any stock exchange to which a party or any of its Affiliates is subject, provided that the disclosure shall so far as is lawful be made after consultation with the other parties;

(d)	to an adviser, agent or auditor provided that such disclosure is reasonably necessary in connection with their engagement and is subject to customary confidentiality obligations;

(e)	to any Tax Authority to the extent reasonably required for the purposes of the Tax affairs of the relevant party or any of its Affiliates;

(f)	by the Buyer to any broker arranging warranty and indemnity insurance in respect of the warranties set out in the Warranty Deed; or

(g)	by the Seller to the Sponsor Entity and/or the direct or indirect investors therein on a confidential basis and to the extent reasonably necessary in connection with customary reporting activities.

10	ASSIGNMENT

10.1
No party may assign, transfer, charge, subcontract or otherwise deal with all or any of its rights, benefits or obligations under this Agreement (including any right to claim for damages arising from a breach of this Agreement) without the prior written consent of each other party provided, however, that the Buyer shall have the right to assign, delegate, sub-contract, or otherwise transfer or pledge or grant any other security interest in or over any of its rights or obligations under this Agreement to an Affiliate and/or to any bank, financial institution, lender or other entity (and their assignees or transferees) participating in the financing or refinancing of the transactions contemplated by this Agreement, further provided that such action has been communicated to the Seller in writing with reasonable notice before the relevant assignment is made. Any attempted assignment in breach of this Clause 10.1 (Assignment) will be void.

10.2
Following any assignment (or other dealing) by the Buyer pursuant to Clause 10.1 (Assignment), the Seller shall not be under any greater obligation or liability and the Seller shall have no lesser rights than if such assignment or granting of security had never occurred, and the amount of loss or damage recoverable by the assignee shall be calculated as if that person had been originally named as the Buyer in this Agreement (and, in particular, shall not exceed the sum which would, but for such assignment, have been recoverable by the Buyer in respect of the relevant fact, matter or circumstance).

11	ENTIRE AGREEMENT

11.1
This Agreement and the other Transaction Documents together constitute the entire agreement and understanding of the parties relating to their subject matter and supersede any previous agreement between the parties (whether written or oral) relating to such subject matter.

11.2
Each of the parties acknowledges and agrees that, in entering into this Agreement and the other Transaction Documents, it does not rely on, nor has been induced to enter into this Agreement and/or the other Transaction Documents, and will have no remedy in respect of, any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision (whether negligently or innocently made) of any person (whether a party or not) other than as expressly set out in this Agreement or another Transaction Document.

11.3
Save as expressly set out in this Agreement, the only right or remedy of any party in relation to any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision set out in this Agreement shall be for breach of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute) and, in respect of any breach of this Agreement, the only remedy shall be a claim for damages and/or equitable relief (including specific performance and/or an injunction) under the terms of this Agreement in respect of such breach. Save as expressly set out in this Agreement, no party shall be entitled to rescind, repudiate or terminate this Agreement in any circumstances whatsoever at any time and each party irrevocably and unconditionally waives any rights of rescission, repudiation or termination it may have which are not expressly set out in this Agreement.

12	NO RECOURSE AGAINST SELLER RELATED PERSONS

Notwithstanding anything that may be expressed or implied in this Agreement, the Buyer acknowledges and agrees that, other than as may be required to enforce a Leakage Claim, the Reverse Equity Commitment Letter or the Covenant and Release Agreement:

(a)
no recourse under this Agreement or other Transaction Document or under any other documents or instruments delivered in connection herewith may be had against any director, officer, agent or employee of the Seller, any direct or indirect holder of any equity interests or securities of the Seller (whether such holder is a limited or general partner, member, shareholder or otherwise), any Affiliate of the Seller, or any direct or indirect director, officer, employee, partner, Affiliate, member, agent, controlling person or representative of any of the foregoing (each such person or entity, an “Seller Related Person”), whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding (including, for the avoidance of doubt, through attempted piercing of the corporate, limited partnership or limited liability company veil or any insolvency proceeding), or by virtue of any statute, regulation or other applicable law; and

(b)
no liability whatsoever will attach to, be imposed on or otherwise be incurred by any Seller Related Person under this Agreement or any other Transaction Document or any documents or instruments delivered in connection herewith or with the transactions contemplated by this Agreement or any other Transaction Document or for any claim based on, in respect of or by reason of such obligations or by their creation, notwithstanding that the Seller may be a partnership, limited partnership or limited liability company, provided that nothing in this Clause 12 shall limit the liability of any Warrantor under the Warranty Deed arising as a result of their own fraud or fraudulent misrepresentation.

13	GENERAL

Certain Tax Matters

13.1

(a)
All sums payable under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever, provided that deductions and withholdings which are required by applicable law may be made. Any such deductions or withholdings shall be treated as paid over to the party in respect of which such deductions or withholdings were made. The Buyer shall notify the Seller as soon as practicable following the date of this Agreement of any intention to make any such deduction or withholding (which notice shall include a reasonable explanation of the basis of such deduction or withholding). The Buyer and the Seller shall cooperate with each other and any other relevant person in order to mitigate, reduce or eliminate any such deduction or withholding. For the avoidance of doubt, no deductions or withholdings shall be made by the Buyer on account of any of the matters set forth in Schedule 7.

(b)
Neither the Buyer nor any of its Affiliates shall be entitled to make, or cause any Group Member to make, an election under Section 336 or 338 of the U.S. Internal Revenue Code (or any comparable election under state, local or foreign law) with respect to the acquisition of the Company or the deemed acquisition of any Group Member, without the prior written consent of the Seller.

(c)
Prior to the Completion Date, the Seller shall prepare and file or cause to be prepared and filed the Luxembourg income Tax Return of Tres Lux Holdings S.à r.l. for the 2021 taxable year in a manner consistent with the past practices of Tres Lux Holdings S.à r.l. or of Seller with respect to Tres Lux Holdings S.à r.l..

(d)
Each party shall, and shall cause its Affiliates to, cooperate with and provide to the other party and its Affiliates such documentation, information and assistance as may reasonably be requested in connection with (i) the preparation of any Tax Return relating to the Company or its Subsidiaries, (ii) the determination of liability for Taxes or a right to refund of Taxes or (iii) the conduct of any Tax proceeding relating to the Company or its Subsidiaries. Such cooperation shall, in each case to the extent reasonable, include obtaining and providing appropriate forms, providing the necessary powers of attorney, retaining and providing records and information that are reasonably relevant to any such Tax Return or Tax proceeding, and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder.

(e)
For all applicable Tax purposes, any indemnification payment pursuant to this Agreement shall be treated as an adjustment to the Consideration, and for U.S. federal and applicable state and local Tax purposes, any payment of the Third Party Indebtedness or Shareholder Indebtedness pursuant to Clause 5.3(a)(ii) shall be treated as a contribution to the capital of the Company by the Buyer or series of contributions through the chain of relevant Group Members to the capital of the relevant debtor, followed by a payment by the Company or the relevant Group Member, as applicable, of the Third Party Indebtedness or Shareholder Indebtedness, as applicable, and the parties shall not take any contrary position on any Tax Return, in any Tax proceeding or otherwise, unless required pursuant to a “determination” within the meaning of Section 1313(a) of the U.S. Internal Revenue Code of 1986, as amended, or other similar provision of state, local or non-U.S. Law.

Public Notice 7 Filing

(f)
The Buyer shall provide the Seller with drafts of any documentation to be submitted by the Seller (including any documentation to be submitted supplementally) (the “Public Notice 7 Filing Documents”) in connection with any relevant disclosure to the relevant Tax Authority of the PRC under Public Notice 7 in connection with the sale and purchase of Units hereunder (the “Public Notice 7 Filing”) sufficiently in advance of the thirtieth (30th) day following the date of this agreement to afford Seller a reasonable opportunity to comment thereon, and the Seller shall reasonably cooperate with the Buyer in connection with the preparation of such drafts.

(g)
As promptly as reasonably practicable after the date on which the Public Notice 7 Filing Documents have been provided by the Buyer to the Seller pursuant to Clause 13.1(f), the Seller shall be entitled to provide comments to the Buyer on such documents.

(h)
As promptly as reasonably practicable after the date on which the Seller has provided comments on the Public Notice 7 Filing Documents to the Buyer pursuant to Clause 13.1(g), the Buyer shall provide to the Seller revised Public Notice 7 Filing Documents (reflecting any of the Seller’s reasonable comments) to be submitted by the Seller.

(i)
No later than thirty (30) days from the date of this Agreement, and subject to the Buyer’s compliance with Clauses 13.1(f) and Clause 13.1(h) (if Seller has provided comments sufficiently promptly to allow Buyer to incorporate any applicable comments prior to the date that is thirty (30) days from the date of this Agreement), the Seller shall make (or cause to be made) the Public Notice 7 Filing.

(j)
In connection with any Public Notice 7 Filing, the Seller shall provide the Buyer with reasonable evidence that such Public Notice 7 Filing has been duly made as soon as reasonably practicable after making such filing and shall provide Buyer with copies of any Public Notice 7 Filing Documents actually filed with (or written correspondence received from) any PRC authority as soon as reasonably practicable.

(k)
The Seller shall have sole responsibility to communicate with the relevant Tax Authority of the PRC in connection with the Public Notice 7 Filing relating to the transactions contemplated by this Agreement, but the Seller shall not be entitled to bind the Buyer, the Company or any of their respective Subsidiaries or Affiliates. The Seller shall provide the Buyer notice of any formally scheduled meeting with the relevant Tax Authority relating to any Public Notice 7 Filing as soon as reasonably practicable in advance thereof, and the Buyer shall be entitled to jointly participate in any communication or meeting with the relevant Tax Authority (regardless whether the communication or meeting is formally scheduled or not, in person or virtual, written or oral). In the event any relevant Tax Authority makes a formal determination or assessment that sale and purchase of Units is taxable under Public Notice 7, the Seller shall prepare the relevant Tax Returns and shall promptly (and in any event within the period prescribed by applicable Law) pay the applicable Tax so determined or assessed under Public Notice 7. The Seller shall provide the Buyer with copies of any applicable Tax payment certificates bearing the confirmation of the relevant Tax Authority. Each of the Buyer and the Seller shall provide to the other party such assistance and information as is reasonably required by the Seller or the Buyer, respectively, in relation to any Public Notice 7 matters with respect to this Agreement. For purposes of this Agreement, any determination or assessment made by the relevant Tax Authority includes any formal determination or assessment, in written or oral form. The Buyer shall bear all expenses (which, for the avoidance of doubt, shall not include Tax) other than the Seller’s expenses in relation to the matters covered by this Clauses 13.1(f) to this Clause 13.1(k).

Illegality and severance

13.2
If a provision of this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, in any relevant jurisdiction, the legality, validity and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

Variation

13.3	Any variation or amendment of this Agreement will be effective only if it is in writing and signed by or on behalf of the Buyer and the Seller.

Waiver

13.4
A delay in exercising, or failure to exercise, any right or remedy under this Agreement does not constitute a waiver of such or other rights or remedies nor will operate so as to bar the exercise or enforcement thereof nor will be treated as an affirmation of this Agreement. No single or partial exercise of any right or remedy under this Agreement will prevent further or other exercise of such other rights or remedies.

Termination

13.5
On any termination of this Agreement, the Surviving Provisions will continue in full force and effect but all other continuing rights and obligations of the parties will cease immediately with effect from termination. Termination does not affect the parties’ accrued rights and obligations as at termination or liability for any prior breach.

Costs

13.6
Except as otherwise set out in this Agreement, each party will pay its own fees, costs and expenses arising from the negotiation, preparation and implementation of this Agreement, including the fees and disbursements of their respective legal, accountancy and other advisers, provided that the relevant Group Members will pay any such fees, costs and expenses which are Permitted Leakage.

13.7
The Buyer shall bear all stamp duties, stamp duty land tax, real estate transfer taxes, sales taxes and other documentary, registration or transaction duties or other transfer Taxes (but not, for the avoidance of doubt, any Tax imposed pursuant to Public Notice 7 or any Vietnamese capital assignment profit tax), filing or notarial fees (including any interest or penalties thereon) arising as a result of or in connection with this Agreement (including satisfying the Condition) or its completion and the other Transaction Documents. The parties shall reasonably cooperate to minimise or eliminate any such Taxes and to fulfil any administrative or reporting obligation imposed by any relevant jurisdiction in connection with the payment of such duties or Taxes (including preparing and joining in the execution of any relevant Tax Return if required by applicable Law).

Rights of third parties

13.8	A person who is not a party has no rights under the Contracts (Rights of Third Parties) Act 1999 or otherwise to enforce any term of this Agreement, provided that:

(a)	Clause 4.7 (Termination of Related Party Agreements) and Clause 13.1(d) (Certain Tax Matters) shall be enforceable by each Group Member;

(b)	Clause 5.7 (Completion) shall be enforceable by each member of the Seller’s Group;

(c)	Clause 6.1 (Post-Completion Undertakings) shall be enforceable by each of the Seller’s Affiliates;

(d)	Clauses 6.2, 6.3 and 6.4 (Post-Completion Undertakings) shall be enforceable by each Resigning Director;

(e)	Clauses 6.7, 6.8 and 6.12 (Indemnification) shall be enforceable by each Buyer Indemnitee;

(f)
Clause 9.1 (Confidentiality and Announcements) shall be enforceable by each party’s Affiliates to the extent that information about such Affiliates has been received or obtained by the other parties; and

(g)	Clause 12 (No Recourse Against Seller Related Persons) shall be enforceable by each Seller Related Person,

in each case, subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999. Notwithstanding the Contracts (Rights of Third Parties) Act 1999, this Agreement may be varied or amended without the consent or agreement of any person who is not a party to this Agreement.

Effect of Completion

13.9	Except to the extent that they have been performed and except where the Agreement provides otherwise, provisions of this Agreement will remain in force after Completion.

Counterparts

13.10
This Agreement may be executed in any number of counterparts, each of which when executed and delivered constitutes an original of this Agreement, but all the counterparts will together constitute one and the same agreement. No counterpart will be effective until each party has executed at least one part or counterpart.

Notices

13.11
A notice or other communication given under this Agreement will be in writing and signed by or on behalf of the person giving it and will be served by delivering it to the party due to receive it at the address or email address (provided that if it is sent by email it must also be copied to the address) set out in Clause 13.12 (General) and will be deemed to have been delivered in accordance with Clause 13.13 (General).

13.12	The parties’ addresses and email addresses for the purposes of this Agreement are:

Seller

Cayman NIH VI Beit Holdings, L.P.
PO Box 309, Ugland House, South Church Street,
George Town, KY1-1104
Grand Cayman, Cayman Islands
For the attention of: Cayman NIH VI Beit Holdings Management, Ltd (as general partner)
Email: alevinson@suncappart.com

with a copy (which shall not constitute notice) to:

Sun European Partners, LLP
2 Park Street, 1st Floor, London W1K 2HX
For the attention of: Antony Levinson
Email: alevinson@suncappart.com

and

Weil, Gotshal & Manges (London) LLP
110 Fetter Lane, London, EC4A 1AY
For the attention of: Marco Compagnoni
Email: Marco.Compagnoni@weil.com

Buyer

Littelfuse, Inc.
8755 W. Higgins Rd., Suite 500
Chicago, IL 60631
For the attention of: Chief Legal Officer
Email: rstafford@littelfuse.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W. 52nd Street
New York, NY 10019
For the attention of: Edward D. Herlihy / Mark F. Veblen
Email: EDHerlihy@wlrk.com / MFVeblen@wlrk.com

and

Macfarlanes LLP
20 Cursitor Street
London EC4A 1LT
For the attention of: Tom Rose
Email: Tom.Rose@macfarlanes.com

or such other address or email address as the relevant party notifies to the other parties, which change of address will only take effect if delivered and received in accordance with Clauses 13.11 to 13.13 (General) (inclusive).

13.13	A notice so addressed will be deemed to have been received:

(a)	if personally delivered, at the time of delivery;

(b)	if sent by pre-paid first class post, recorded delivery or registered post, two Business Days after the date of posting to the relevant address;

(c)	if sent by registered air-mail, five Business Days after the date of posting to the relevant address; and

(d)
if sent by email, on completion of sending of the email by the sender, save that if the sender receives an automated “undeliverable” response such notice will be deemed not to have been delivered and that if such notice of communication is received after the end of normal working hours (and “normal working hours” will be deemed to be 8.30 a.m. to 5.30 p.m. local time on any Business Day in the country of the recipient), such notice or communication will be deemed to have been received on the next Business Day.

Service of process

13.14
The Buyer agrees that the process by which any proceedings are begun in England may be served on it by being delivered to Carling Technologies Limited at Attention: Roger van Hal, 4 Airport Business Park, Exeter Airport, Clyst Honiton, Exeter  EX5 2UL.

13.15	The Seller agrees that the process by which any proceedings are begun in England may be served on it by being delivered to Sun European Partners LLP at 2 Park Street, 1st Floor, London, W1K 2HX.

13.16
If the appointment of any person referred to in Clause 13.14 or 13.15 (General) as the process agent of a party ceases to be effective or such person ceases for any reason to act as process agent for the relevant party, that party (the “Appointing Party”) will immediately appoint a replacement process agent and notify the other parties of the change in accordance with Clauses 13.11 to 13.13 (General) (inclusive), and, failing such appointment within 10 Business Days thereof, another party may appoint a replacement process agent to accept service of process on behalf of the relevant Appointing Party by notice to that Appointing Party.

13.17	Clauses 13.14 to 13.16 (General) (inclusive) do not affect any right to serve process in any other manner permitted by law.

Further information

13.18
The Buyer agrees that it will provide all information requested in writing by the Seller reasonably required to enable the Seller to comply with its obligations under the Proceeds of Crime Act 2002 and the Money Laundering Regulations, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 whether such obligations apply before Completion or thereafter.

Exchange Rate

13.19	In the context of any Leakage Claim or Seller Claim, any amount forming part of:

(a)	any Leakage amount in respect of such Leakage Claim; or

(b)	any amount of alleged loss claimed in respect of such Seller Claim,

and which is denominated in any currency other than USD shall be converted from such currency into USD at the Exchange Rate on the date when the Leakage or such loss is paid pursuant to the relevant Leakage Claim or Seller Claim, respectively.

Governing Law and Jurisdiction

13.20
This Agreement and all matters (including any contractual or non-contractual obligation) arising from or connected with it are governed by, and will be construed in accordance with, the laws of England.

13.21
Each party irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute, whether contractual or non-contractual, which may arise out of or in connection with this Agreement and that accordingly any proceedings arising out of or in connection with this Agreement shall be brought only in such courts. Each of the parties irrevocably submits and agrees to submit to the jurisdiction of such courts and waives (and agrees not to raise) any objection to proceedings in such courts on the ground of venue or that proceedings have been brought in an inconvenient forum or on any other ground.

THIS AGREEMENT IS EXECUTED ON THE DATE SHOWN ON THE FRONT OF THIS AGREEMENT

SCHEDULE 1

THE SELLER

(1) Seller	(2) Units held	(3) Percentage of all Units in the Company
Cayman NIH VI Beit Holdings, L.P. PO Box 309, Ugland House, South Church Street, George Town, KY1-1104 Grand Cayman, Cayman Islands	1,000	100%

SCHEDULE 3

RESTRICTED MATTERS

1          Alter any of its articles of incorporation, bylaws or equivalent constitutional documents.

2
Allot, issue, grant, offer, reduce, repay, buy back, split, subdivide, combine, reclassify or redeem any units, shares or other securities or grant to any person any option or right to call for the issue of any units, shares or other securities or otherwise alter its share capital in any way.

3	Recommend, declare, make or pay a dividend or other distribution other than to the Company or a wholly owned subsidiary of the Company.

4	Convene any shareholders’ or unitholders’ meeting or circulate any written resolution to its shareholders or unitholders.

5	Acquire any securities or other interests of any kind in any entity other than a wholly owned Group Member.

6
Other than in the ordinary course of the Group’s business, acquire or dispose of an asset with a value in excess of USD 500,000 or assets with a total value in excess of USD 1,000,000 in the aggregate or assume, grant or incur any Encumbrance on any asset, or assume or incur a liability, obligation, capital commitment or expense (actual or contingent) in an amount in excess of USD 500,000 or assets with a total value in excess of USD 1,000,000 in the aggregate.

7
Make any loans, advances or capital contributions to, or investments in, any person (other than the Company’s wholly owned Subsidiaries) for an aggregate amount in excess of USD 500,000 or USD 1,000,000 in the aggregate.

8
Other than in the ordinary course of the Group’s business or as otherwise contemplated in the Business Plan, enter into any agreement or incur any commitment involving capital expenditure (other than ordinary course maintenance capital expenditure):

(a)          in excess of USD 500,000 for each individual commitment; and

(b)          which, together with all other capital commitments entered into between the date of this Agreement and Completion, exceeds USD 1,000,000.

9
Enter into additional third party financing arrangements, vary the terms of any existing third party financing arrangements, or otherwise incur or guarantee additional third party debt (other than working capital line, capital leases and factor facility draws in the ordinary course of business under the Third Party Indebtedness not in excess of USD 500,000 on an individual basis and USD 1,000,000 in aggregate), except for normal trade credit in the ordinary course of business.

10
Commence or settle any litigation or arbitration proceedings where financial exposure of the Group is in excess of USD 500,000 or where such settlement imposes any material injunctive relief or any material restrictions on any Group Member.

11	Make any payment, transfer any asset or incur any liability to the Seller or any Connected Person of the Seller.

12	Make any change to its method of accounting or any audit practices or change its accounting date, other than any change required by law.

13
(A) Make, change or revoke any material Tax election, or change any Tax accounting period or adopt or change any material Tax accounting method, (B) enter into any material closing agreement or other material written agreement regarding Taxes with any Governmental Entity, (C) settle or compromise any Tax proceeding with respect to any material amount of Taxes, (D) prepare or file any Tax Return (other than a Tax Return prepared in a manner consistent with past practice), any material amended Tax Return or any claim for material Tax refunds, (E) surrender any right to claim a material Tax refund, (F) request any material Tax ruling from any Governmental Entity or (G) consent to or request any extension or waiver of the limitation period applicable to any material Taxes of the Company or any Group Member in respect of previously filed Tax Returns, in each case, except as required by applicable law.

14
Vary the terms of engagement of any of: (i) Lars Brickenkamp; (ii) Cathy Yang; (iii) Jeremy Hebras; (iv); Bruno Prevot; (v) Gary Mountford; (vi) Lars Stegmann; (vii) Guanghua Yang; (viii) Ted Arnstein; or (ix) Craig Thomson.

15	Appoint any person as a director or officer of any Group Member or terminate the appointment of any director or officer of any Group Member.

16	Create any Encumbrance over any of its assets or undertaking other than liens arising in the ordinary course of business.

17	Discharge, forgive, cancel, release, assign or satisfy any Encumbrance, indebtedness or claim or pay any material obligation or liability other than in the ordinary course of business.

18
Enter into, amend or modify, any Related Party Agreement or, other than in the ordinary course of business with respect to (and only with respect to) contracts set forth in clause (a) or (b) of the definition of Material Contracts in the Warranty Deed, enter into, amend or modify any Material Contract (as defined in the Warranty Deed), or accelerate, waive, release or assign any rights, claims or benefits, or grant any consent, under any Related Party Agreement or Material Contract.

19	Enter into any arrangement which restricts the freedom of any Group Member to carry on business anywhere in the world.

20	Other than in the ordinary course of business, enter into any lease, lease-hire or hire-purchase arrangement or any arrangement under which payment is deferred.

21
Other than in the ordinary course of business, vary the terms on which it holds, uses or occupies any of the Properties (as defined in the Warranty Deed), settle any rent review, accelerate or delay the collection or payment of any rent or service charge, or dispose of any of the Properties or any interest in any of the Properties.

22	Vary the material terms of or terminate any insurance policy of a Group Member or allow any such insurance policy to lapse.

23	Enter into any new business line.

24
Except in the ordinary course of business or as required under the terms of a Related Party Agreement:  (A) grant any equity-based or cash incentive awards or make any material increase in the salaries, bonuses or other compensation and benefits to any of its employees, officers or directors; (B) terminate or materially amend any Related Party Agreement that provides for compensation or benefits to any employee, officer or director; (C) adopt or enter into any plan, policy or arrangement for the current or future benefit of any officer, employee or director of any member of the Group; or (D) make any gratuitous payment or provide any non-contractual benefit to any current or former employee, officer or director of any member of the Group or any of their dependants.

25	Other than dismissals for cause, dismiss any employee earning an annual base salary of USD 150,000 or more or induce such an employee to terminate their employment.

26
Other than as Disclosed in folder 8.1.2.3.11 of the Data Room, engage any new employee on an annual base salary of USD 150,000 or more or engage new employees the aggregate of whose respective base salaries exceeds USD 1,800,000.

27	Enter into any arrangement with or recognize any trade union, works council, staff association, staff council or similar body.

28	Fail to repay any material obligation when due, delay the payment of accounts payable or accelerate the collection of accounts receivable, in each case other than in the ordinary course of business.

29
Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other similar form of reorganization, other than transactions between the Company and any direct or indirect wholly owned Subsidiary or between direct or indirect wholly owned Subsidiaries.

30	Amend, modify, assign, transfer or terminate the Intercompany Indebtedness Agreements or repay any debt thereunder.

31	Agree, approve, authorize or commit to do any of the foregoing.

SCHEDULE 4

PERMITTED LEAKAGE

(a)
Payments in respect of compensation, remuneration and salaries to employees, officers and workers of the Group in the ordinary course of business under arrangements in effect as of the date of this Agreement, excluding any bonuses in connection with completion of the Transaction.

(b)
Any payments, fees, costs, expenses or other amounts (including tax) to the extent a specific provision, accrual or liability has been expressly made in the Locked Box Accounts and/or listed as a deduction in the EV to Equity Bridge.

(c)	Any reimbursement of directors and/or management costs and expenses incurred in the ordinary course of business under arrangements or policies in effect as of January 1, 2022.

(d)	The accrual, compounding and/or any payment of interest on the Shareholder Indebtedness to the extent required by the Shareholder Indebtedness Agreements in effect as of the Locked Box Date.

(e)
Any matter undertaken at the written request or with the written agreement (including pursuant to this Agreement or any other Transaction Document) of the Buyer before Completion (including, for the avoidance of doubt, the payment of any amounts in relation to any directors’ and officers’ liability insurance policy as envisaged in Clause 6.3).

(f)	Any Leakage to the extent refunded to the Buyer or the Group in cash prior to Completion without cost or liability to the Buyer or the Group.

(g)	Any Taxation or amount in respect thereof incurred by any Group Member in connection with any matter referred to in paragraph (a) or (c) through (e) above.

SCHEDULE 5

DEFINITIONS AND INTERPRETATION

1	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement the following terms have the following meanings:

“Accounts”
the (i) unaudited consolidated financial statements for the Group (other than the Company) for the financial year ended 31 December 2021; and (ii) unaudited financial statements of the Company for the financial year ended 31 December 2021;

“Acquisition Proposal”	has the meaning given in Clause 4.6 (Third-Party Proposals);

“Action”
any claim, action, cause of action, lawsuit, arbitration, audit, proceeding, litigation, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity, in each case, before any Governmental Entity or arbitration tribunal.

“Affiliate”
in respect of a person, its direct and indirect subsidiary undertakings, parent undertakings and the subsidiary undertakings of such parent undertakings, provided that the Seller’s Affiliates shall not include: (a) any of the Group Members; (b) any person excluded from the definition of Sponsor Entity pursuant to sub-paragraph (a) thereof; or (c), any limited partners of: (x) Sun Capital Partners VI, L.P. or (y) any funds managed or advised by Sun European Partners, LLP and/or Sun Capital Advisors L.P. and/or its Affiliates;

“Announcement”	the public announcement(s) in the agreed form or as agreed in writing between the Buyer and the Seller (with email confirmation being sufficient for this purpose);

“Business Day”	any day other than a Saturday or Sunday on which banks are normally open for general banking business in London (England) and New York (USA);

“Business Plan”	the business plan for the Group as set out in folder 2.9.2 of the Data Room;

“Buyer Conditions”	has the meaning given in Clause 3.1(e) (Conditions and Termination);

“Buyer Indemnitee”	has the meaning given in Clause 6.7 (Indemnification);

“Chinese Lease”
the lease agreements between Sheng Ding Real Estate Development Co., Ltd. (惠州盛鼎房地产开发有限公司) as landlord and Comax China as tenant in relation to the properties located at No. 65 community, Huitai Industrial Zone, Huizhou:

(a) the Real Estate Lease Agreement dated 9 December 2011 in respect of the lease of the old plant with a total construction area of 16222.92 square meters for a term of 10 years;

(b) the Real Estate Lease Agreement dated 9 December 2011 in respect of the lease of the employee dormitory with a total construction area of 15067.6 square meters for a term of 10 years;

(c) the Real Estate Lease Agreement dated 31 May 2013 in respect of the lease of the new plant with a total construction area of 12370.46 square meters from June 1 2013 and expiring on the same day with the other two leases;

(d) two supplemental agreements dated 12 April 2012 and 15 March 2013 in respect of the starting date of the leases above and other ancillary issues; and

(e) the renewal agreement dated 22 February 2022 to extend the lease term of all the three leases above to 20 Mar 2025;

“Chinese Sublease”
the purported real estate sublease agreement among Sheng Ding Real Estate Development Co., Ltd. (惠州盛鼎房地产开发有限公司) as landlord, Comax China as sublessor and Huizhou Jinxin Consulting Ltd (惠州市金鑫咨询有限公司) as sublessee dated 30 October 2019 in respect of the sublease of the China Factory Lease from 6 March 2022 to 5 March 2032;

“Comax China”	Comax Electronics (Huizhou) Company Limited (高铭电子（惠州）有限公司)

“Company”	Beit Holdings, LLC, a limited liability company formed in Delaware, USA (registered number 7654209), whose registered office is at 1209 Orange Street, Wilmington, DE 19801, USA;

“Completion”	completion of the sale and purchase of the Units in accordance with the provisions of this Agreement;

“Completion Date”	the date on which Completion occurs;

“Conditions”	the conditions precedent to Completion of the sale and purchase of the Units set out in Clause 3.1 (Conditions and Termination);

“Confidential Information”	has the meaning given in Clause 9.1 (Confidentiality and Announcements);

“Connected Person”
a member of the Seller’s Group and any person who is otherwise, at the date of this Agreement, connected with the Seller within the meaning of sections 1122 and 1123 of the Corporation Tax Act 2010 and, for the avoidance of doubt, any officer, director, employee, equityholder, agent, advisor, portfolio or investee entity, successor or assign of any member of the Seller’s Group;

“Consideration”	the consideration for the sale and purchase of the Units as specified in Clause 2.1 (Consideration and Leakage);

“Covenant and Release Agreement”	the covenant and release agreement dated on or around the date hereof, entered into between the Buyer and the Covenantors (as defined therein);

“Data Room”
the Project Nimbus online data room hosted by Intralinks, as at 02:13am EST on 5 April 2022 as contained in the downloadable archive of the Data Room as made available to the Buyer on 5 April 2022 and on the USB to be delivered under Clause 4.3 (Pre-Completion Undertakings);

“Disclosed”	has the meaning given to it in the Warranty Deed;

“Disclosure Letter”	has the meaning given to it in the Warranty Deed;

“EIS Loans”	has the meaning given to it in limb (c) of the definition of Subject Indebtedness Agreements;

“Encumbrance”
any charge, mortgage, lien, pledge, option, equity, power of sale or voting, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or offer or security interest or an agreement, arrangement or obligation to create any of the foregoing, other than transfer restrictions arising under applicable securities Laws;

“EUR 1M EIS Loan”	has the meaning given to it in limb (b) of the definition of Subject Indebtedness Agreements;

“EUR 2.4M EIS Loan”	has the meaning given to it in limb (c) of the definition of Subject Indebtedness Agreements;

“EV to Equity Bridge”	the enterprise value to equity bridge in respect of the Transaction in the agreed form;

“Exchange Rate”
in respect of the conversion of any currency into any other currency on any date, the closing mid-point rate for conversion of such currency into such other currency on such date or, if such date is not a Business Day, on the last Business Day before such date, in each case, as set out in the London edition of the Financial Times containing exchange rates applicable to such Business Day;

“Governmental Entity”
in relation to anywhere in the world, any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union;

“Group”	the Company and each of its Subsidiaries, particulars of which are contained in Part 1 (The Company) and Part 2 (The Subsidiaries) of Schedule 2, and “Group Member” shall be construed accordingly;

“HSR Act”	has the meaning given in Clause 3.1(b) (Conditions and Termination);

“Indemnity Expiration Date”	has the meaning given in Clause 6.9 (Indemnification);

“Intercompany Indebtedness Agreements”	(a) that certain subscription agreement dated 28 May 2020 entered into by and among, among others, NIH VI Beit Holdings S.à r.l. (as issuer), Tikehau Investment Management (as security agent), and Beit Holdings, LLC (as subscribers’ agent, bondholders’ agent and original subscriber) relating to the issuance of $15,000,000 in aggregate principal amount of secured bonds due 21 September 2024; and

(b) that certain master interest bearing loans agreement dated September 21, 2017, by and between NIH VI Beit Holdings S.à r.l. (as lender) and C&K Holdings, Inc. (as main borrower), as amended and restated on May 28, 2020;

“IRS”	means the Internal Revenue Service of the United States

“Law”
all applicable legislation, statutes, transposed directives, regulations, decrees, ordinances, instruments, codes and other legislative or regulatory measures or decisions having the force of law of any state or country, treaties, conventions and other agreements between states or countries, or between states or countries and the European Union or other national or supranational authorities, and all judgments, decisions, orders, directives, recommendations, circulars or standards of any Governmental Entity, including any judicial or administrative interpretation thereof;

“Leakage”	any of the following which occurs or is conferred, assumed, incurred, or accrued after (and exclusive of) the Locked Box Date and on or before Completion:

	(a)	any dividend (in cash or kind) or distribution declared, paid or made (whether actual or deemed) by a Group Member to or for the benefit of the Seller or a Connected Person of the Seller;

	(b)	any payment made or accrued to, or liabilities assumed, indemnified, guaranteed, secured or incurred for the benefit of the Seller or a Connected Person of the Seller, including in respect of the Shareholder Indebtedness (whether in respect of principal, interest, break costs or otherwise), the issuance, redemption, purchase, repayment or any other return of capital of any share or loan capital or other securities issued by any Group Member or any other return or repayment of capital to the Seller or a Connected Person of the Seller;

	(c)	the waiver, deferral, forgiveness, release or discount by any Group Member of any sum, claim, amount or benefit owed to that Group Member by the Seller or a Connected Person of the Seller;

	(d)	the purchase by any Group Member from the Seller or a Connected Person of the Seller of any assets;

	(e)	the transfer by any Group Member to the Seller or a Connected Person of the Seller of any assets;

	(f)	any payment, assumption, incurrence or accrual by any Group Member of any fees, costs or expenses of any professional adviser to any person in connection with the Transaction;

	(g)	the payment of management, consulting, transaction, monitoring, directors’ or service or other similar fees, costs or expenses by any Group Member to the Seller or a Connected Person of the Seller;

	(h)	the payment of any costs or fees in connection with the termination of the Related Party Agreements at or prior to the Completion by any Group Member to the Seller or a Connected Person of the Seller;

	(i)	any gift or gratuitous payment by any Group Member to or for the benefit of the Seller or a Connected Person of the Seller;

	(j)	any transaction bonus, fee or amount (or other similar compensation or benefits) accrued, incurred, paid or payable by any Group Member to any employee, consultant, advisor, manager, director or other officer of any Group Member, the Seller or a Connected Person of the Seller triggered by, or otherwise payable in connection with, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement;

	(k)	any Encumbrance made, created or granted over the assets, rights or other interests of any Group Member by or for the benefit of the Seller or a Connected Person of the Seller;

	(l)	any agreement or arrangement made or entered into by a Group Member that would require a Group Member to do or give effect to any matter referred to in (a) to (k) above; and

	(m)	any Taxation or amount in respect thereof incurred by any Group Member in connection with any matter referred to in (a) to (l) above,

but excluding (without duplication of any amounts) any Permitted Leakage and any amount in respect of VAT which is recoverable as input tax by a Group Member or representative member of the VAT group of which that Group Member is a member (unless such representative member is a member of the Seller’s Group other than a Group Member), and Leakage shall be calculated net of (to the extent attributable to the relevant items of Leakage or any payment or reimbursement made or to be made by the Seller in respect of such Leakage and actually recoverable) Relief arising to a Group Member which results in a reduction of Taxes actually payable or is a refund of Taxes in each case in the taxable year in which the Relief arose;

“Leakage Claim”	any claim, proceeding, suit or action against the Seller in respect of any demand for payment arising under or pursuant to Clauses 2.3 to 2.4 (Consideration and Leakage) (inclusive);

“Limited Partner”	a limited partner of (x) Sun Capital Partners VI, L.P. or (y) any funds managed or advised by Sun European Partners, LLP and/or Sun Capital Advisors L.P. and/or its Affiliates;

“Locked Box Accounts”	the accounts in the agreed form, which have been extracted from the Accounts;

“Locked Box Date”	31 December 2021;

“Long Stop Date”
the date which falls five months from and excluding the date of this Agreement; provided, however, that if as of immediately prior to such time, all the Conditions, other than the Seller Condition or the French FDI Condition, shall have been satisfied, the Long Stop Date may be extended by sixty days by either the Buyer or the Seller by written notice to the other party, which date shall thereafter be deemed to be the Long Stop Date;

“Loss”	has the meaning given in Clause 6.7 (Indemnification);

“Notified Leakage”	has the meaning given in Clause 5.1 (Completion)

“Permitted Leakage”	any payment, liability or matter set out or referred to in Schedule 4 (Permitted Leakage);

“PRC”
the People’s Republic of China (and any political subdivision thereof) and for the purpose of this Agreement only shall exclude Hong Kong, Macau Special Administrative Region and Taiwan (and in each case any political subdivision thereof);

“Public Notice 7”
the Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (Public Notice [2015] No.7) issued by the State Administration of Taxation of the People’s Republic of China (国家税务总局关于非居民企业间接转让财产企业所得税若干问题的公告), effective as of February 3, 2015, (including subsequent amending provisions, as well as any interpretations or procedural rules related thereto);

“Public Notice 7 Filing”	has the meaning given in Clause 13.1(e);

“Public Notice 7 Filing Documents”	has the meaning given in Clause 13.1(e);

“Regulatory Condition”	has the meaning given in Clause 3.1(b) (Conditions and Termination);

“Related Party Agreement”
binding agreements, arrangements or understandings between or among any Group Member, on the one hand, and Seller or any of its Affiliates or beneficial owners, on the other hand (other than any employment agreement or arrangement entered into in the ordinary course of business with an officer or employee of any Group Member, in their capacity as such);

“Relief”	any relief, loss, allowance, exemption, set off, deduction or credit in computing Taxation, or profits, income, or gains for Taxation purposes;

“Released Causes of Action”	has the meaning given in Clause 6.6 (Waiver);

“Released Parties”	has the meaning given in Clause 6.6 (Waiver);

“Releasing Parties”	has the meaning given in Clause 6.6 (Waiver);

“Restricted Matter”	each of the matters listed in Schedule 3 (Restricted Matters);

“Resigning Director”	each of Mark Hajduch and Laura Spitoni and any other director of the Company that the Buyer requests (at least five Business Days prior to Completion) to have resign from service as a director;

“Reverse Equity Commitment Letter”	the reverse equity commitment letter dated on or around the date hereof, between Sun Capital Partners VI, L.P., the Seller and the Buyer;

“Seller”	has the meaning given to it in Recital (1);

“Seller Claim”	any claim, proceeding, suit or action against the Seller in respect of any breach of any warranty set forth in this Agreement, and for the avoidance of doubt excluding any Leakage Claim;

“Seller Condition”	has the meaning given in Clause 3.1 (Conditions and Termination);

“Seller Representatives”	has the meaning given in Clause 4.6 (Third-Party Proposals);

“Seller Warranty”	a statement set out in Clause 7.1 (Warranties) and “Seller Warranties” means all such statements;

“Seller’s Account”
the Seller’s bank account, details of which are:

Account name: Sun Capital Partners VI, L.P.
Bank: Wells Fargo Bank, N.A.
Address: 420 Montgomery Street, San Francisco, CA, 94104
Account number: 4942298290
SWIFT: WFBIUS6S
ABA number: 121-000-248

“Seller’s Group”	the Seller and its Affiliates (which includes the Sponsor Entity), and “member of the Seller’s Group” shall be construed accordingly;

“Shareholder Indebtedness”	all amounts (including of principal, interest and break costs (if any)) in respect of, the Shareholder Indebtedness Arrangements;

“Shareholder Indebtedness Arrangements”	the $44,392,295 in aggregate principal amount of promissory notes due 30 March 2024, issued by Tres Holdings, LLC pursuant to a promissory note grid dated 20 September 2017;

“Sponsor Entity”
Sun Capital Partners VI, L.P. and the funds managed or advised by Sun European Partners, LLP and/or its Affiliates, but excluding in any event: (a) any portfolio or investee entity of any of the foregoing; and (b) any fund managed by Sun European Partners, LLP and/or its Affiliates which is not an indirect shareholder of the Seller;

“Subject Indebtedness”	all amounts (including of principal, interest, break costs, fees, costs, expenses and indemnity payments) owed by any Group Member under the Subject Indebtedness Agreements;

“Subject Indebtedness Agreements”	(a) the €500,000 in aggregate principal amount of loans under a loan agreement dated 24 October / 1 November 2012, entered into between E.I.S. Electronics GmbH (as borrower) and Commerzbank AG (as lender);

(b) the €1,000,000 in aggregate principal amount of loans under a loan agreement dated 30 July 2020, entered into between E.I.S. Electronics GmbH (as borrower) and Weser-Elbe Sparkasse (as lender) (the “EUR 1M EIS Loan”);

(c) the €2,400,000 in aggregate principal amount of loans under a loan agreement dated 4 January 2022 / 23 February 2022 between E.I.S. Electronics GmbH (as borrower) and Weser-Elbe Sparkasse (as lender) (the “EUR 2.4M EIS Loan” and together with the EUR 1M EIS Loan, the “EIS Loans”); and

(d) the €10,000,000 in aggregate principal amount under a term loan agreement dated 14 May 2020, entered into among C&K Components SAS (as borrower), Société Générale (as lender), and the French State (as guarantor);

“Subsidiaries”	each of the subsidiary undertakings of the Company, particulars of which are contained in Part 2 (The Subsidiaries) of Schedule 2, and “Subsidiary” shall be construed accordingly;

“Surviving Provisions”	Clauses 1 (Interpretation), 3.9 (Termination), 5.4(c) (Completion), 8.1 (Limitations on liability), 9 (Confidentiality and announcements), 11 (Entire agreement) and 13 (General);

“Tax” and “Taxation”
all forms of taxation, contributions, duties, imposts and levies imposed, assessed or collected by a Tax Authority in any jurisdiction, whether by withholding or otherwise, including any interest, fine, penalty, addition or surcharge levied in connection therewith;

“Tax Authority”	any local, municipal, governmental, federal, state or other fiscal, revenue, customs or excise authority, body, agency or official competent to impose, assess or collect a liability to Tax;

“Tax Return”
any return, computation, notice declaration, claim for refund, report, information return or other document (including schedules or any related or supporting statement, information or attachment and including any amendment thereof) filed or required to be filed with any Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any laws relating to any Tax;

“Third Party Claim”	has the meaning given in Clause 6.12 (Indemnification);

“Third Party Indebtedness”
all amounts (including of principal, interest, break costs, fees, costs, expenses and indemnity payments) which must be paid by any Group Member to discharge all of its, all other Group Members’ and the Seller’s obligations under the Third Party Indebtedness Agreements in full at Completion;

“Third Party Indebtedness Agreements”	(a) that certain subscription agreement dated 21 September 2017 entered into between, among others, NIH VI Beit Holdings S.à r.l. (as issuer) and Tikehau Investment Management (as bondholders’ agent, USD bondholders’ agent and security agent) relating to the issuance of €32,844,000 in aggregate principal amount of secured bonds due 21 September 2023, as amended on 20 May 2020; and

(b) that certain subscription agreement dated 21 September 2017 entered into between, among others, NIH VI Beit Holdings S.à r.l. (as issuer) and Tikehau Investment Management (as bondholders’ agent, USD bondholders’ agent and security agent) relating to the issuance of $91,000,000 in aggregate principal amount of secured bonds due 21 September 2023, as amended on 20 May 2020;

“Transaction”	the sale of the Units to the Buyer by the Seller pursuant to this Agreement;

“Transaction Documents”
this Agreement, the Warranty Deed, the Disclosure Letter, the Reverse Equity Commitment Letter, the Covenant and Release Agreement, and the documents in the agreed form under, or executed or delivered pursuant to or to be executed or delivered pursuant to, any of the foregoing;

“Units”	the authorised capital stock of the Company, details of which are set out in Part 1 (The Seller) of Schedule 2;

“VAT”	(a) any tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the United Kingdom, value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto); and

(b) any other tax of a similar nature (including sales tax, use tax, consumption tax and goods and services tax), whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (a), or elsewhere;

“Warrantor”	has the meaning given to it in the Warranty Deed;

“Warranty Deed”	the warranty deed to be entered into on or around the date of this Agreement between the Warrantors and the Buyer; and

“W-8BEN-E Forms”
means the documents (including but not limited to IRS Form W-8BEN-E) required to establish that no withholding is or was required under Chapter 3 or Chapter 4 of the U.S. Internal Revenue Code of 1986, as amended, and any Treasury Regulations promulgated thereunder, official administrative interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the U.S. Internal Revenue Code of 1986, as amended, and any intergovernmental agreements or any legislation, rules or official administrative practices adopted pursuant to any intergovernmental agreement implementing the foregoing, and to comply with any applicable information reporting requirements in respect of interest paid by any Group Member pursuant to the Third Party Indebtedness Agreements.

1.2	In this Agreement unless otherwise specified:

(a)	defined terms shall have the meanings set out in Clause 1.1 (Definitions and Interpretation);

(b)
references to “subsidiary undertaking” and “parent undertaking” shall be construed in accordance with section 1162 of the Companies Act 2006. A “subsidiary” and a “subsidiary undertaking” shall include any person the shares or ownership interests in which are subject to security and where the legal title to the shares or ownership interests so secured are registered in the name of the secured party or its nominee pursuant to such security;

(c)
references to a “person” includes any individual, body corporate, trust, partnership, joint venture, unincorporated association or governmental, quasi-governmental, judicial or regulatory entity (or any department, agency or political sub-division of any such entity), in each case whether or not having a separate legal personality, and any reference to a “company” includes any company, corporation or other body corporate, limited partnership or limited liability partnership wherever and however incorporated or established;

(d)	references to a “party” mean the parties to this Agreement;

(e)
references to a document in the “agreed form” are to that document in the form agreed to by or on behalf of the Seller and the Buyer (either initialled by or on behalf of each party or specifically and expressly agreed by exchange of emails between the Buyer and the Seller, or their respective legal counsel, to be the agreed form document for the purposes of this Agreement);

(f)
the ejusdem generis principle of construction shall not apply to this Agreement. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words. Any phrase introduced by the terms “other”, “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(g)	references to the singular include the plural and vice versa;

(h)	references to a Clause or Schedule are to a clause or schedule of this Agreement, and references to this Agreement include the Schedules;

(i)	the headings in this Agreement do not affect its construction or interpretation;

(j)
references to a statute or a statutory provision include references to such statute or statutory provision as amended or re-enacted whether before or after the date of this Agreement and include all subordinate legislation made under the relevant statute whether before or after the date of this Agreement save where that amendment, re-enactment or subordinate legislation is made after the date of this Agreement and would extend or increase the liability of any party under this Agreement;

(k)	except as expressly stated otherwise in this Agreement, references to the time of day are to London time;

(l)
a reference to something being “in writing” or “written” includes any mode of representing or reproducing words in visible form that is capable of reproduction in hard copy form, including words transmitted by email but excluding any other form of electronic or digital communication;

(m)	“$” and “USD” means U.S. Dollars, being the lawful currency for the time being of the United States of America;

(n)	a reference to “ordinary course of business” shall mean the ordinary course of business consistent with past practice;

(o)	a reference to a document is a reference to that document as amended or modified from time to time in writing by the mutual consent of the parties; and

(p)	with respect to Schedule 3, the word “material” shall mean material in the context of the financial position of the Group as a whole.

EXECUTED	)
For and on behalf of	)
CAYMAN NIH VI BEIT	)
HOLDINGS, L.P.	)
acting by	)
Cayman NIH VI Beit Holdings	)
Management, Ltd.	) /s/ Melanie Paptestas
its general partner	Name: Melanie Paptestas
Title: Director

[Nimbus – Signature page to SPA]

EXECUTED	)
For and on behalf of	)
LITTELFUSE, INC.	) /s/ Ryan K. Stafford

Name: Ryan K. Stafford
Title: Executive Vice President, Chief Legal Officer and Corporate Secretary

[Nimbus – Signature page to SPA]